EXHIBIT 14.1

ZOOM TELEPHONICS, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS adopted on December 10, 2009

The honesty, integrity and sound judgment of Zoom Telephonics’ senior financial officers, which includes Zoom’s principal financial officer, principal accounting officer or controller and other persons performing similar functions (the “Senior Financial Officers”), is fundamental to the financial reporting process and the reputation and success of Zoom.  Zoom’s President and Chief Executive Officer and Senior Financial Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected and preserved. Because of this special role, the President and Chief Executive Officer and each of the Senior Financial Officers are required and agree to materially comply with the following:

1

Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships.

2

Provide information that promotes the full, fair, accurate, timely and understandable disclosure in reports and documents that Zoom files with, or submits to, government agencies and in other public communications.

3

Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4

Act in good faith, responsibly, with due care, competence and diligence, without knowingly misrepresenting material facts or allowing his/her independent judgment to be subordinated.

5

Respect the confidentiality of confidential information acquired in the course of his/her work except when authorized or otherwise legally obligated to disclose.

6

Promote ethical behavior as a responsible partner among peers in the work environment.

7

Achieve responsible use of and control over assets and resources employed or entrusted.

Each of the Senior Financial Officers and the President and Chief Executive Officer are expected to adhere to this Code of Ethics for Senior Financial Officers at all times in such officer’s capacity as an employee, officer and/or director of Zoom and in any other situation which reflects upon such officer’s honesty or integrity in the performance of such officer’s duties in any such capacity.. Any violations of this Code shall be reported to the Audit Committee of the Board of Directors. If any Senior Financial Officer or the President and Chief Executive Officer is found to be in violation of this Code of Ethics for Senior Financial Officers, such person may be subject to disciplinary action, including termination of employment. It is against Zoom’s policy to retaliate against any employee for good faith reporting of violations of this Code.

The Board of Directors (or, if permitted under applicable SEC and Nasdaq Marketplace Rules, the Audit Committee of the Board of Directors) shall have the sole discretionary authority to approve any deviation or waiver from this Code of Ethics for Senior Financial Officers. Any change of this Code of Ethics for Senior Financial Officers, or any waiver and the grounds for such waiver for a Senior Financial Officer must be publicly disclosed promptly to the extent and in the manner specified by the Securities and Exchange Commission rules.